Exhibit 10.3

EMPLOYMENT AND COMPENSATION AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") made and entered into as of the Effective Date (defined below), by and between ESCO Technologies Inc. ("ESCO"), and Bryan Sayler ("Executive"). Hereinafter ESCO and Executive may be referred to individually as "Party" and collectively as "Parties".

RECITALS:

WHEREAS, Executive is ESCO’s newly promoted President & Chief Executive Officer (CEO); and

WHEREAS, ESCO recognizes and appreciates the value and benefit of promoting and retaining the services of Executive and desires to secure the commitment of Executive to the employment terms herein set forth; and

WHEREAS, ESCO is willing to make the commitments to Executive as hereinafter set forth, in recognition of such value, as well as to secure appropriate agreements and covenants from Executive as provided herein; and

WHEREAS, Executive desires to be so employed for such period and to secure the compensation arrangements hereinafter provided, and is therefore willing to make the agreements and covenants on his part contained herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

1.	Definitions. The following terms, as used herein, shall have the following meanings:

"Annual Performance Based Bonus" shall mean an annual bonus under ESCO's Performance Compensation Plan adopted August 2, 1993, amended and restated February 4, 2019 and any subsequent amendments following the date of this Agreement (the "PCP") computed utilizing the Executive's PCP Bonus Target and subject to the terms of such PCP plan.

"Bonus Target" shall mean $715,000 or such increased amount as may be approved by the Human Resources Committee of the ESCO Board of Directors.

"Effective Date" shall mean January 1, 2023 or such later date as the Executive begins serving as the President & CEO.

"Employment Period" or "Term" shall mean, the period of time starting on the Effective Date and, unless terminated pursuant to Sections 3, 4 or 5, ending on the last day of the 24th month after the Effective Date. At the end of such initial twenty-four month period this Agreement shall automatically renew for subsequent one-year periods unless the Company provides notice at least six months in advance of such renewal period start date that the Agreement will not be renewed or unless at any time this Agreement is terminated pursuant to Sections 3, 4 or 5. Any such one year renewals shall be considered part of the Employment Period. Executive's employment shall continue, after the Employment Period, unless terminated as outlined in Sections 3, 4 or 5, as an at-will employee.

"Good Cause Event" shall mean:

a)      Executive's willful and continued failure to substantially perform his duties (other than as a result of incapacity due to physical or mental condition), after a written notice by an ESCO Representative (defined below) identifying the manner in which he or she believes Executive has not effectively performed his duties and after the Executive's subsequent failure to cure the identified problem(s) in the time set forth in the notice,

b)        Executive's commission of acts which would constitute fraud, misappropriation, embezzlement, theft, dishonesty, breach of fiduciary duty involving personal profit or willful and knowing violation of any laws, rule, regulation (other than traffic violations or similar minor offenses), "Misconduct" as defined in the PCP plan, conduct involving a third party which impairs the reputation of, or harms, ESCO, its respective subsidiaries or its respective affiliates; or violation of ESCO's policies (including the ESCO's Code of Business Conduct and Ethics, the Insider Trading Policy and the Insider Trading Policy for Senior Company Officials),

c)         Executive's failure to act professionally and with due consideration and propriety in his personal and professional dealings with customers, vendors, employees or other individuals with whom Executive comes into contact in his capacity as an employee of ESCO or Executive's engagement in willful conduct which Executive knows or has reason to know is materially detrimental to the business and operations of ESCO, including without limitation, any action or omission which (a) causes injury or damage to ESCO or (b) directly or indirectly causes ESCO to be named a party in any litigation or administrative proceeding with regard to such acts or omissions, or

d)      Executive's material breach of any provision of this Agreement including without limitation, any obligation under Section 9.

For purposes of the definition of a "Good Cause Event", an act or failure to act shall not be considered "willful" if done or omitted to be done in good faith and with a reasonable belief that the act or omission was in the best interest of ESCO.

"Permanent Disability" shall mean disability or incapacity which extends for the period of time which is the elimination period for ESCO's LTD plan(s), not to exceed three months and which renders Executive in the reasonable judgment of an ESCO Representative substantially unable to carry out the duties of Executive as currently performed.

"Severance Effective Date" shall mean the 8th day after the Severance Agreement & Release is executed and the Executive has not revoked such Severance Agreement & Release during the 7 day Revocation Period.

"ESCO Representative" shall mean any two (2) Directors of ESCO.

"Revocation Period". Upon a termination as outlined in Section 4 or Section 5, if the Executive executes the then current Severance Agreement and Release (Severance Agreement) he will be provided with a 7 day timeframe during which he can rescind his execution of the Severance Agreement (Revocation Period) by providing the ESCO Representative with a written notice of such revocation. If the execution of the Severance Agreement is not revoked during this Revocation Period, it will be effective on the 8th day, "Severance Effective Date," and payments will be made in accordance with this Agreement.

2.	Terms of Employment.

(a)	Location and Duties.

1.	Beginning on the Effective Date ESCO will employ Executive in its employment for the Employment Period. During the Employment Period, Executive's services shall be required to be performed at the corporate headquarters of ESCO located in Ladue, Missouri, any subsequent corporate headquarters of ESCO less than 25 miles from such Ladue Missouri location or at any location required by ESCO and agreed to by the Executive.

11.	During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive will be expected to devote reasonable attention and time during normal business hours to the business and affairs of ESCO, to discharge the responsibilities assigned to the Executive, and to use the Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities.

111.	The Executive shall perform such duties normally associated with the Office(s) of ESCO's President & CEO and such other duties as assigned to him by ESCO’s Board of Directors.

(b)	Compensation. During the Employment Period, in full consideration for said services and subject to the due performance thereof, ESCO will pay Executive, and Executive agrees to accept:

1.	A bi-weekly salary of $27,500.00 which shall be paid in accordance with ESCO's normal method of payment. Such bi-weekly salary may be increased from time to time by the Human Resources & Compensation Committee of the ESCO Board ("HRCC").

11.	An Annual Performance Based Bonus payable within ninety days following the end of each fiscal year end. (This Annual Performance Based Bonus will be prorated for any partial year based on the number of days worked as the President & CEO divided by 260 with such percentage applied to the Executive's (PCP) bonus target for payment determination).

111.	All amounts paid in subparagraphs (i) and (ii) are subject to regular income tax withholding, FICA taxes and any other deductions required by law or authorized by Executive.

3.	Permitted Employer Termination. All obligations of ESCO pursuant hereto, and Executive's employment, shall terminate upon the earlier of A) the death of Executive or Permanent Disability of Executive, B) the occurrence of a Good Cause Event, or C) voluntary resignation of Executive other than Termination by Executive for Breach (either A, B or C referred to as a "Permitted Employer Termination"). Notwithstanding any termination of Executive's employment, Executive shall continue to remain obligated to comply with Section 9 and 13 herein.

4.	Termination by ESCO other than for a Permitted Employer Termination. If, during the Term of this Agreement, Executive's employment is terminated for other than a Permitted Employer Termination, then provided the Executive executes the Standard Severance Agreement and Release then in general use by ESCO, the Executive shall receive the Severance Payments described in Section 6, after the Revocation Period has lapsed with no revocation of the Severance Agreement by the Executive.

5.	Termination by the Executive as a result of an ESCO Breach. If, during the Term of this Agreement, A) ESCO breaches a material provision of this Agreement, B) the Executive notifies ESCO in writing within 30 days of such breach ("Cure Notice"), C) ESCO does not cure such breach within 30 days of receipt of the Cure Notice, D) Executive terminates his employment based on such breach within 40 days of such Cure Notice, and E) Executive executes the Standard Severance Agreement and Release then in general use by the ESCO, (the occurrence of A-E referred to as "Termination by Executive for Breach") then Executive shall receive the Severance Payments described in Section 6, after the Revocation Period has lapsed with no revocation of the Severance Agreement by the Executive.

6.	Severance Payments. In the event that Executive's employment is terminated and pursuant to Sections 4 or 5 he is entitled to Severance Payments, ESCO agrees as follows.

(a)	After the Revocation Period ESCO shall pay the Executive a total amount equal to his then current bi-weekly salary for the number of pay periods in two calendar years and two times his Bonus Target. Such amount shall be paid in either of the following forms, as elected by the Executive:

1.	in a lump sum on the regularly scheduled payroll date of ESCO coinciding with or immediately preceding March 15 of the calendar year following the calendar year in which such termination occurs, or

11.	in biweekly installments commencing on the first practical payroll date of ESCO following the Revocation Period and continuing on each succeeding regularly scheduled biweekly payroll date; provided, however, that any remaining compensation will be paid in a lump sum on the regularly scheduled payroll date coinciding with or immediately preceding the later of March 15th or December 15th in the calendar year after such termination occurs.

(b)	After the Revocation Period, as a supplement to the payment of the Executive's Base Salary and Bonus under subparagraph (a) above, ESCO shall also pay, reimburse or provide, as applicable, to or for the Executive:

1.	an amount equal to the Bonus Target divided by 26 (the number of pay periods in a year) and multiplied by the number of pay periods worked by Executive in such current fiscal year occurring prior to the termination,

11.	upon proper application by Executive and payment of the employee portion of the premium, ESCO shall furnish Executive medical continuation in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"); provided that during the period of his eligibility the Executive will pay only the rate which active employees pay for similar coverage for up to six months,

111.	reimbursement of fees incurred by Executive in accordance with ESCO’s financial planning benefit during the period of time starting after termination of Executive's employment and ending on the federal tax filing deadline for the Executive for the tax year following the taxable year in which the termination occurred in the same amounts that would have been reimbursed to Executive had Executive remained employed with ESCO during such period, and

1v.	executive level outplacement assistance determined appropriate by ESCO.

v.	All Equity Awards made within the twelve months prior to the termination shall be forfeited. The remaining awards shall then be addressed as follows:

Vested Restricted Stock Units (RSU' s) awards shall be distributed in full. All other awards shall vest and be distributed prorata based on the number of months elapsed during the RSU award term as of the termination date compared to the total number of months in the RSU term.

Performance Share Units (PSU' s) Awards whose term has been completed will be scored based upon performance and any resulting share units will vest at the Human Resources & Compensation Committee (HRCC) fiscal year end meeting following the termination. All other PSU's Awards will be prorated based on the number of months elapsed during the PSU award term as of the termination date compared to the total number of months within the PSU term. The performance measures will then be scored to determine the number of units which will vest at the HRCC fiscal year end meeting following the termination.

All Equity Award distributions will be made within 2 weeks of vesting and are subject to share withholding to satisfy any required federal, state or other tax withholdings.

The payments, reimbursements and commitments made in Sections 6 (a), and (b) shall be collectively referred to as "Severance Payments." All Severance Payments shall be subject to applicable income tax withholding including FICA and any other deductions required by law or authorized by Executive and shall be conditioned upon 1) Executive signing a standard release then in effect for such purposes and 2) expiration of any revocation period ("Revocation Period") without revocation by Executive.

7.	Termination of Employment in Connection with a Change of Control. If during the Term of this Agreement, Executive's employment is terminated in connection with a Change of Control under circumstance which would cause the benefits described in the Company's Severance Plan (the "Severance Plan") to become payable to the Executive ("Severance Benefits"), no further compensation or benefits or any kind shall be payable under this Agreement but the Severance Plan Benefits shall be paid in accordance with the terms and conditions of the Severance Plan. Capitalized terms not defined herein are defined in the Severance Plan first adopted August 10, 1995 by ESCO Electronics Corporation (now known as ESCO Technologies Inc.) Board of Directors and as later amended.

8.	Continued Employment Not Guaranteed. This Agreement is intended to outline certain compensation payable to Executive under the specified circumstances described herein and shall not be construed as a guarantee of the Executive's continued employment, nor shall it limit the ability of the ESCO to terminate the employment relationship at any time, with or without cause upon written notice to the Executive. Executive's continued employment after the end of the Term shall be considered employment-at-will. None of the provisions of this Agreement shall limit the ability of the Executive to resign at any time upon written notice to ESCO.

9.	Confidential Information; ESCO Property; Nonsolicitation; Non Compliance; Compensation Recovery. By and in consideration of the mutual promises contained herein, the Executive agrees that:

9.1	Confidential Information:

(a)                    Executive shall both during and after employment with ESCO regardless of how, when or why Executive's employment ends, protect the confidential, trade secret and/or proprietary character of all Confidential Information. Executive shall not, directly or indirectly, use (for the benefit of Executive or any other person) or disclose any Confidential Information, for so long as it shall remain proprietary or protectable as confidential or trade secret information, except (i) as may be necessary for the performance of Executive's duties for ESCO, (ii) to the extent that such Confidential Information becomes generally known to the public through no wrongful act of Executive or any representative of Executive, or (iii) as required by applicable law, regulation or legal process and provided ESCO is given advance notice of such required disclosure and the opportunity to seek a protective order as appropriate. In addition, notwithstanding that this Agreement is Confidential Information, Executive shall be permitted to disclose the terms and conditions of this Agreement to Executive's spouse, legal advisors and personal tax or financial advisors provided such individuals agree to keep such information strictly confidential.

(b)                At the end of the Term, or the end of any employment at-will-period, or at any other time ESCO may request, Executive shall promptly deliver to ESCO all materials in Executive's possession containing any Confidential Information, whether in written or electronic form, including, without limitation, writings, designs, documents, records, memoranda, photographs, sound recordings, tapes, discs and other storage devices. To the extent Confidential Information is contained on Executive's personal computers, cell phones or other electronic devices, such information shall be purged from such devices and Executive shall certify in writing to ESCO that all such Confidential Information has been returned and/or purged.

(c)                  For purposes of this Agreement, "Confidential Information" means all financial, technical and business information that is not generally in the public domain regarding:

1.	the installation, operation, usage, maintenance, repair, marketing, design, construction, function, performance, composition, and specifications of ESCO' s or any subsidiaries, or affiliates' current and future products and components for such products along with computer code, software, firmware or related documentation as well as technical, financial (e.g. unit prices), or product road map information related to any of the foregoing;

11.	the intellectual property of ESCO, or any subsidiary or affiliate such as patent application, inventions, or trade secrets;

111.	the financial performance or prospects of ESCO, or any subsidiary, or affiliate along with any other material, non-public information as defined by relevant insider trading statutes or SEC regulations;

1v.	customer contacts, customer requirements, or system performance; and

v.	any other information of ESCO, or any subsidiary or affiliate which:

A.	derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from the disclosure or use of the information; and

B.	is the subject of efforts by the ESCO or its subsidiary or affiliate that are reasonable under the circumstances to maintain the secrecy of the information.

(d)                The parties hereto stipulate that the protection of Confidential Information is important to the successful conduct of the business of ESCO, and their respective subsidiaries and affiliates, and their goodwill, and any breach of any term of this section is a material breach of Agreement.

9.2       ESCO Property. All equipment, notebooks, documents, presentations, briefings, programs, data, memoranda, reports, files, samples, books, correspondence, lists, software, other records, whether in tangible or intangible form, and the like, affecting or relating to the business of ESCO, and their respective subsidiaries and affiliates, which Executive shall have prepared, used, constructed, observed, received, possessed or controlled during employment with ESCO (collectively "Property"), shall be and remain the sole property of ESCO, and their respective subsidiaries and affiliates, as the case may be, and shall be returned to an ESCO Representative upon termination of employment or earlier request of an ESCO Representative.

9.3         Nonsolicitation. During the period commencing on the Effective Date and ending two (2) years following the termination of Executive's employment for any reason, the Executive will not directly or indirectly, on his behalf or on behalf of any other organization, solicit, hire, or otherwise induce any employee of ESCO, or any subsidiary or affiliate of ESCO to leave the employ of ESCO, or affiliate, or to become associated, whether as an employee, officer, partner, director, consultant or otherwise, with any other business organization.

9.4         Noncompliance. If the Executive's employment ends or is terminated as a result of a Permitted Employer Termination, except as otherwise required by law, no further payments or contractual benefits shall be provided to, or in respect of the Executive by ESCO pursuant to this Agreement or otherwise. Additionally, all terms and conditions of the PCP plan shall apply, including if applicable recoupment of past PCP payments.

9.5         Independent Agreements. Each of the covenants and agreements of Executive contained in this Section 9 shall be construed as independent of any other provision of this Agreement and independent of each other and given for valuable independent consideration, and the existence of any defense, claim or cause of action against ESCO, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by ESCO of each such independent covenant and agreement.

10.	Compensation in Event of Death or Permanent Disability. In the event that a Permitted Employer Termination occurs because of death or the Permanent Disability of Executive, Executive or Executive's estate and beneficiaries shall be entitled to all payments and benefits in accordance with the regular policies of ESCO in force at such time for such events with respect to a senior manager or officer but not less than in accordance with the regular policies of ESCO applicable to salaried personnel generally in force on the date thereof.

11.	Non-Waiver of Rights. The failure to enforce at any time any of the provisions of this Agreement or to require at any time performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement, or any part hereof, or the right of either Party thereafter to enforce each and every provision in accordance with the terms of this Agreement.

12.	Invalidity of Provisions. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted provided the effectiveness of the remaining portions of this Agreement will not defeat the overall business intent of the Parties or give one Party any substantial benefit to the detriment of the other Party.

13.	Governing Law. This Agreement shall be interpreted in accordance with and governed by the laws of the State of Missouri without regard to its conflict of law's provisions.

14.	Amendments. Except as provided in Section 15, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto and signed by the Executive and by an ESCO Representative.

15.	Amendments Required by the Laws, Regulations or Stock Exchange Listing Requirement. This Agreement may be amended by ESCO without consent of the Executive as a result of changes in laws, regulations or stock exchange listing requirements applicable to ESCO and impacting agreements with its senior officers and those of its subsidiaries.

16.	Notices. Any notice to be given by either Party hereunder shall be in writing and shall be deemed to have been duly given if sent by facsimile or email followed by first class mail, sent certified or registered mail, postage paid, or hand delivered as follows:

ESCO:

Lead Director

ESCO Technologies Inc. 9900A Clayton Road

St. Louis, MO 63124

With copy to

ESCO Technologies Inc.

Vice President, Human Resources 9900A Clayton Road

St. Louis, MO 63124

And to Executive at his address as it appears on the payroll records of ESCO, or to such other address as may have been furnished by either Party to the other Party by written notice.

17.	Survival of Certain Provisions. The parties agree that Sections 9, and 13 shall survive any expiration or termination, including without limitation a Permitted Employer Termination, of this Agreement and shall survive the termination of Executive's employment for any reason and shall remain in full force and effect in accordance with the provisions contained in such Sections.

18.	Spendthrift Provision. Except as otherwise expressly provided herein, Executive agrees on behalf of himself and his executors and administrators, heirs, legatees, distributees, and any other person or persons claiming any benefits under him by virtue of this Agreement, that this Agreement and the rights, interests and benefits hereunder shall not be assigned, transferred, pledged, or hypothecated in any way by Executive or any executor, administrator, heir, legatee, distributee, or person claiming under Executive by virtue of this Agreement, and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge or hypothecation or other disposition of this Agreement or of such rights, interest, and benefits contrary to the foregoing provision, or the levy of any attachment or similar process thereupon, shall be null and void and without effect.

19.	Section 409A Savings Cause. This Agreement is intended to comply with the provisions of 409A of the Code. If any compensation or benefits provided by this Agreement may result in the application of Section 409A of the Code, ESCO shall, in consultation with Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of "deferred compensation" within the meaning of such Section 409A of the Code or in order to comply with the provisions of Section 409A of the Code, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and without any diminution in the value of the payments to Executive. Notwithstanding the preceding, ESCO makes no representations regarding the tax consequences of compensation or benefits payable under this Agreement and Executive is responsible for all such tax consequences other than ESCO's share of employment taxes.

20.	Consulting Services. ESCO may ask Executive to provide consulting services to ESCO from time to time after Executive's employment terminates. In the event that Executive is receiving Severance Payments, Executive shall agree perform up to 80 hours of such consulting services without additional compensation.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth below.

Bryan Sayler	Jim Stolze
Lead Director
ESCO Technologies Inc.
s/Bryan Sayler	s/J.M. Stolze
Date 12/15/2022	Date 12/21/22